AMIWORLD, INC.

60 E. 42nd Street, Suite 1225

New York, NY 10165

September 27, 2007

VIA:	EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Amiworld, Inc.
Request for Acceleration of Effectiveness of SB-2 Registration Statement;
SEC File No. 333-143566

Gentlemen:

The undersigned, on behalf of Amiworld, Inc., a Nevada corporation (the “Company”), hereby requests that the US Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form SB-2, with an effective date and time of Tuesday, October 2, 2007 at 1:00 PM Eastern Time (11:00 AM Mountain Time). As there is no underwriter for this offering, no consent of any NASD member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned, or our legal counsel, Andrew I. Telsey, Esq.

Thank you for your cooperation in this matter.

Very truly yours,

AMIWORLD, INC.

s/Mamoru Saito

Mamoru Saito

Chief Executive Officer

cc: Andrew I. Telsey, Esq. (via telefax only)